Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued or report dated November 21, 2017 with respect to the financial statements and financial highlights of Destra Investment Trust (including Destra Flaherty & Crumrine Preferred and Income Fund and Destra Wolverine Dynamic Asset Fund (formerly Destra Wolverine Alternative Opportunities Fund)) for the year ended September 30, 2017 which is incorporated by reference in the Prospectuses and Statements of Additional Information contained in this Registration Statement. We consent to the use of the aforementioned report in the Prospectuses and Statements of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the captions “Financial Highlights”, “Disclosure of Portfolio Holdings”, and “Other Service Providers”.

/s/ Grant Thornton LLP

Chicago, Illinois

January 29, 2018